

October 17, 2007

Via U.S. Mail

Mr. Michael L. Kaplan
Greenberg Traurig, LLP
2375 E. Camelback Road
Suite 700
Phoenix, Arizona 8016

RE: **Suntron Corporation**
Schedule 13E-3 filed on October 3, 2007
File No. 005-78138

Dear Mr. Kaplan:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

1. Rule 13e-3 requires that each affiliate engaged in a going private transaction file a Schedule 13E-3 and furnish the required disclosures. Please advise us why each of the persons who contributed securities SUNN Acquisition and each of the control persons listed in Schedule I is not an affiliate engaged in this going private transaction. Please refer to Section III of Release No. 34-17719 and Section II.D.3 of our Current Issues and Rulemaking Projects Outline dated November 14, 2000 for additional guidance. In addition, please explain why the company has not been identified as a filing person. Alternatively, revise to include each person as a filing person on the Schedule 13E-3. Please note that each new filing person must

individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for any filing person added in response to this comment. For example, include a statement as to whether the person believes the Rule 13e-3 transaction to be fair to unaffiliated security holders and an analysis of the material factors upon which they relied in reaching such a conclusion. Refer to Item 8 of Schedule 13E-3, Item 1014 of Regulation M-A and Question and Answer No. 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Purpose, Alternatives, Reasons and Effects of the Merger, page 2

2. Expand your discussion to describe all meetings, negotiations, contacts, etc., among filing persons relating to this transaction. Identify the participants in and initiator of each negotiation or contact, and revise your discussion of those meetings to provide the reader with more of a sense of the content of those discussions. Please revise to address the following examples, which is not intended to be an exhaustive list:

   - indicate when the parties began to consider their alternatives; and
   - disclose who first proposed the possibility of going private and when this occurred.

3. If the filing persons considered other methods to reduce expenses other than going private, please discuss the alternatives considered and why they were ultimately rejected. *See* Item 1013(b) of Regulation M-A. In addition, disclose whether the filing persons considered the possibility of a third party buy-out. If the filing persons did not consider other such options, please explain why not.

4. Given that several of the factors you list as contributing to the decision to take the company private appear to have existed for several years and since the Sarbanes-Oxley Act was enacted several years ago, revise to indicate why you seek to undertake the going private transaction *at this time* as opposed to other times in the company's operating history. *See* Item 1013(c) of Regulation M-A.

Certain U.S. Federal Income Tax Considerations, page 6

5. Delete the word "certain" from the header. You are required to discuss the material tax consequences.

6. Describe the tax consequences to filing persons.

Fairness of the Merger, page 7

7. Revise the introductory paragraph to delete the statement that the filing persons "may be deemed" affiliates. In the alternative, if you believe the filing persons are not affiliates engaged in the going private transactions please provide a detailed analysis supporting your position and explain why you identified them as filing persons.

8. Please revise to clarify that your discussion addresses unaffiliated stockholders as opposed to "Public Stockholders."

9. Please expand your disclosure to explain why the filing persons believed liquidation would yield an amount that is less than going concern value.

10. Generally, all of the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in a going-private transaction. Please expand your disclosure to address the consideration given to going concern value. If the filing persons believes the analyses it performed are a reasonable proxy for going concern value please explain why.

11. Please expand your disclosure to separately address procedural fairness addressing, at a minimum, the disclosure required by Item 1014(c)-(e) of Regulation M-A. For instance, given that the majority vote of unaffiliated shareholders is not required for approval, please discuss the basis of the board's belief that the merger is fair to unaffiliated shareholders despite the lack of this procedural safeguard. Refer to Answer to Question 21 of Release No. 34-17719 for additional guidance.

Closing

Please amend the documents in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please electronically submit a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- the filing persons are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact me at (202) 551-3345 with any questions.

Sincerely,

Michael Pressman
Special Counsel
Office of Mergers & Acquisitions